1934 Act Registration No. 1-12118

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2003

Ek Chor China Motorcycle Co. Ltd.

(Translation of registrant’s name into English)

21st Floor,

Far East Finance Centre,

16 Harcourt Road,

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X                    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                         No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

EXHIBITS

Exhibit Number		Page
1.1	Press Release, dated April 16, 2003.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ek Chor China Motorcycle Co. Ltd.
(Registrant)

Date: April 16, 2003	By:	/s/ Robert Ping-Hsien Ho
Robert Ping-Hsien Ho Director

For Immediate Release

To: Business Editors

Press Announcement

HONG KONG, April 16, 2003 – Ek Chor China Motorcycle Co. Ltd. (“Ek Chor China” or the “Company”; NYSE: EKC) plans to file today with the U.S. Securities and Exchange Commission (the “SEC”) a transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) in connection with a proposed going-private transaction pursuant to which the Company will become a wholly-owned subsidiary of C.P. Pokphand Co. Ltd., a company incorporated under the laws of Bermuda (“CPP”). The filing includes the form of a proxy statement which the Company intends to use in soliciting proxies for the Company’s meetings of shareholders to be convened in connection with the proposed transaction. As of April 15, 2003, CPP was the holder of approximately 68.2% of the issued and outstanding share capital of the Company.

Under the terms of the proposed transaction, holders of the approximately 31.8% of the issued and outstanding share capital of the Company not currently owned by CPP will receive US$3.75 in cash for each share of common stock of the Company they hold. It is proposed that the transaction will be implemented by means of a scheme of arrangement under the Companies Act of Bermuda, which will require, among other things, the approval of holders of shares not owned by CPP at a shareholders meeting to be convened for such purpose at the direction of the Supreme Court of Bermuda. If approval is received from a majority in number of the holders of such shares who represent at least three-fourths in value of such shares present and voting (either in person or by proxy) at such meeting and the scheme of arrangement is sanctioned by the Supreme Court of Bermuda with the court order sanctioning the scheme of arrangement duly registered, then the scheme of arrangement will be binding on all shareholders of the Company. The Company intends to have the shares delisted from the New York Stock Exchange following completion of the scheme of arrangement.

Investors are encouraged to read the Schedule 13E-3 being filed by the Company today as it will contain important information about the Company and the proposed transaction. Investors may view and download a copy of the Schedule 13E-3 at the SEC’s website at http://www.sec.gov.

* * *

Ek Chor China is a Bermuda-incorporated holding company which owns interests in and actively manages Sino-foreign joint ventures in the People’s Republic of China. These ventures are engaged in the design, manufacture and sale of motorcycles and motorcycle parts and components, automotive air conditioner compressors and carburetors, and certain other automotive parts and components and the dealership of earth moving machines and power generation equipment. The Company has considered and will consider from time to time divestment of its interests when presented with attractive opportunities. The Company’s common stock is listed on the New York Stock Exchange under the symbol EKC.

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Distributed by Ek Chor China Motorcycle Co. Ltd.

For further information, please contact:

Ek Chor China Motorcycle Co. Ltd.	Tel: (852) 2520 1601

Emily Choi